U.S. SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C. 20549

                                       SCHEDULE 13D

                        UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO.     )

                                 JUSTWEBIT.COM, INC.

                                     COMMON STOCK

                                      482202 20 7
                                      (CUSIP NUMBER)

                                   460 East 800 North
                                    Orem, UT  84097

            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                            February 16, 2001

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule
13d-1(e), (f) or (g), check the following box [  ].

1.  Names of Reporting Persons. S.S or I.R.S. Identification
Nos. of Above Persons (entities only): MARCINE ANIZ UHLER,
Social Security No.: ###-##-####.

2.  Check the Appropriate Box if a Member of a Group (See
Instructions):
(a)

(b)

3.  SEC Use Only:

4.  Source of Funds (See Instructions):  OO

5.  Check if Disclosure of  Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e):

6.  Citizenship or Place of Organization: United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power: 2,000,000

8.  Shared Voting Power: 6,000,000

9.  Sole Dispositive Power:  2,000,000

10. Shared Dispositive Power: 6,000,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 8,000,000

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:

13. Percent of Class Represented by Amount in Row (11): 33.46%

14.  Type of Reporting Person: IND

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:

ITEM 1.  SECURITY AND ISSUER.

Justwebit.com, Inc.
Common Stock, $001 par value
460 East 800 North
Orem, UT  84097

ITEM 2.   IDENTITY AND BACKGROUND.

(a)  Name: Marcine Aniz Uhler

(b)  3402 Bimini Lane, 3-F, Coconut Creek, FL 33066

(c)  None

(d)  None

(e)  United States Citizen

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Marcine Aniz Uhler agreed to perform certain consulting services for the Issuer in exchange for 2,000,000 shares of stock of the Issuer.

(b) Pelham Associates, Inc. purchased 1,000,000 shares of the common stock of the Issuer pursuant to a Private Placement sale.

(c) Pelham Associates, Inc. entered into an Exclusive Product License and Distribution Agreement with Issuer, wherein Pelham granted to Issuer an Exclusive License to the software and documentation known as Domain Name Registration SDK and Branding Kit ("Product"), and transferred all of Pelham's rights to manufacture, distribute or otherwise use said Product to Issuer, in exchange for 5,000,000 shares of stock of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

(a) The purpose of this transaction was to enable the Issuer to contract with a consultant to perform necessary services for the Issuer, in exchange for securities of the Issuer, without having to expend operating capital of the Issuer. In this particular situation, the Issuer received services and consulting including but not limited to, business planning and other services of the Company. Marcine Aniz Uhler assisted the Company with media relations, advertising and marketing.

(b) Acquisition of 1,000,000 shares of common stock. The purpose of this transaction was to enable the Issuer to receive operating capital through a Private Placement sale. In this particular situation, the Issuer issued 1,000,000 shares of its common stock to Pelham Associates, Inc. at a price per share equal to $0.075.

(c) Acquisition of 5,000,000 shares of common stock. The purpose of this transaction was to enable the Issuer to obtain an Exclusive Product License and Distribution of the Product known as Domain Name Registration SDK and Branding Kit, in exchange for securities of the Issuer, without having to expend operating capital of the Issuer. In this particular situation, the Issuer entered into an Exclusive Product License and Distribution Agreement with Pelham Associates, Inc. wherein
Pelham granted to Issuer an Exclusive License to the software and documentation known as Domain Name Registration SDK and Branding Kit ("Product"), and transferred all of Pelham's rights to manufacture, distribute or otherwise use said Product to Issuer in exchange for 5,000,000 common shares of stock of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)  Marcine Aniz Uhler acquired 2,000,000 of the common
shares of the Issuer on May 24, 2001.   After Marcine Aniz
Uhler's acquisition of the aforementioned issued and outstanding shares of the Issuer on May 24, 2001, such amount represented approximately 5.65% of the total issued and outstanding common shares of the Issuer.

(b) Pelham Associates, Inc. acquired 1,000,000 of the common shares of the Issuer on January 19, 2001. Additionally, Pelham Associates, Inc. acquired 5,000,000 of the common shares of the Issuer on February 16, 2001. After Pelham Associates, Inc.'s acquisition, such amounts represented, as of February 16, 2001, approximately 27.81% of the total issued and outstanding common shares of the Issuer. Marcine Uhler is sole officer and director of Pelham Associates, Inc. Further, Marcine Uhler is Trustee of The Michael Andrew Trust, who is sole shareholder of Pelham Associates, Inc.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contracts, arrangements, understandings or relationships with any other person with respect to the securities of the Issuer. (Voting trusts, agreements to issue finder's fees, loan or option arrangements, etc.)

                               SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.

Date:                                    /s/ Marcine Aniz Uhler
                                         Marcine Aniz Uhler